December 10, 2024

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Draft Registration Statement on Form F-1
           Submitted November 13, 2024
           CIK No. 0002003292
Dear Sebastian Siemiatkowski:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
General

1. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. As non-exclusive examples, please provide the basis for the below statements:
           "Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates" (see pages 9, 99, and
           153);
 December 10, 2024
Page 2

            "Our underwriting process results in credit losses that are lower than the industry average, while providing more value to consumers and merchants than alternative payment methods, which helps drive our financial performance" (see pages 9, 99, and 153);
            "The proportion of our revenue generated from merchants, consumers
and
          advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income" (see pages 11, 102, 156, and
          171);
            "Our average balance per consumer is lower than credit cards and average loan duration is shorter than other banks and credit providers, which provides us the ability to quickly react to market changes and efficiently manage our credit risk"
          (see page 13);
            "We have built one of the largest commerce networks in the world, serving approximately 84 million active Klarna consumers and more than
550,000
          merchants in 25 countries as of December 31, 2023, and facilitating $92.5 billion of GMV in 2023" (see pages 8, 98, and 152);
            "We operate one of the largest account-to-account (A2A) networks in Europe and the United States with direct connectivity to over 13,500 banks as of October
          2024" (see page 159); and
            "Our credit underwriting capabilities differentiate us from other payment networks and improve our overall commerce experience" (see pages 13 and 160).
2. We note your disclosure that you are reliant on partner organizations to operate your business. For instance, we note that you originate loans in the United States through
      WebBank, have arrangements with Apple, AliPay, Amazon and others, as well as your reliance on certain vendors. Your risk factor on page 44 notes that a loss of one of these arrangements might materially impact your operations as you seek to replace the partner. However, you currently do not list your arrangements with any of these companies as material contracts in your Exhibit Table. Please tell us, with a view towards additional disclosure, about the key business agreements that you rely on, or that management believes are necessary for your continued growth, including the key terms of those agreements. Also, tell us how you determined that each of those agreements is not a material contract, as defined by Item 601(b)(10) of Regulation S-
      K, or file those material contracts with your next amendment.
3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
      Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Prospectus Summary, page 1

4. Refer to your statement on page 9 that on average, 44% of the top 100 merchants in each of the major markets you serve (based on data from eCommDB and Digital
 December 10, 2024
Page 3

       Commerce 360) used Klarna in October 2024 to facilitate payments, while an even greater percentage (63%) advertised on your network in 2023. Please state here the major markets you serve and the key partners you rely on to serve those markets.
5. We note your disclosure on page 10 discussing your history of "positive net income"
       for the first 14 years as you scaled your operations in Europe, as well as the impact of your expansion into the United States on your results since 2019. Revise your disclosure to clarify, if true, that while your efforts to expand in the U.S. market have yielded greater volume, it also led to net losses in that time period. Make similar balancing changes to your disclosure elsewhere in this registration statement.
6. We note your discussion on page 11 that your funding model relies on your ability to raise deposits through your banking operations. Refer to your disclosure on page 163 that you offer savings accounts in Sweden and Germany and your disclosure on page
       174 that consumers in Sweden and Germany can hold a variety of deposit accounts, including fixed-term deposits, savings and bank accounts. Please revise your disclosure early in your prospectus and where you discuss your deposit and savings services to clarify, if true, that you offer such services only to consumers in Sweden and Germany.
7. In order for investors to understand how you interact with merchants, advertisers, and key payment and other service providers in the life cycle of your most significant credit products, consider providing a graphical presentation of the transaction flow, and the flow of fees and other remittances throughout the process, similar to what is currently presented on page 104. The presentation may permit investors to better understand your discussion of your business model presented in the Summary.
8. We note your disclosure in the Summary, as well as in other portions of the registration statement, that indicates that one of your competitive advantages is your access to consumer deposits through your banking subsidiary. We also note your disclosure on page 163 that most of the deposits collected by Klarna Bank are located in Sweden, Germany and the rest of the European Economic Area (EEA). Please tell us, with a view towards revised disclosure, whether there are any limitations on using funds deposited through Klarna Bank to fund loans made through your partners in markets beyond the EEA, including in the U.S. through WebBank and in Asia. Clarify your disclosure throughout so investors understand the key locations you rely on for both transaction growth and funding resources.
9. Given your company's structure, operating in a number of distinct markets, often through key partners, please provide an organizational chart that shows the key components of your business, including how you own and control your key operating units as well as areas where you are dependent on partners, particularly for access to significant markets.
10. Please move the Market and Industry Data starting on page 2 and the Glossary of
       Terms starting on page 5 to the end of the Prospectus Summary. Next-Generation Digital Financial Services, page 10

11. Please revise to describe the characteristics of your savings and current accounts that
       make them    next-generation.
 December 10, 2024
Page 4
Licensed Bank, page 13

12. Please revise here or where most appropriate to provide a more detailed description of
       Klarna Bank AB   s operations including the following:
           The number and location/country of any locations/branches and the primary services offered.
           Describe any deposit insurance regulatory structure and if you incur any fees.
Key Business Metrics, page 25

13. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K in determining whether transaction margin dollars is a non-IFRS financial measure. If you conclude that it is a non-IFRS financial measure, please revise to disclose the required information including a reconciliation to the most directly comparable financial measure.
14. We note transaction margin dollars is defined as total revenue less total transaction costs and that transaction costs do not include technology costs nor customer service and operations costs. Please tell us why you believe excluding these technology and customer service and operations costs from transaction costs provides useful information to investors. In this regard, we note your disclosure on page F-26 that consumer service revenue is included in your total revenue.
15. We note you define active Klarna consumers as consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months. Please advise us if you track monthly or quarterly active users. If you use more frequent than annual data, please provide disclosure, including how you use the data.
16. We note the statement on page 18 that your success depends on your underwriting process and ability to accurately price consumer credit. Please revise here and where appropriate to describe the type of consumers that you target for your key products and the nature of the products. For example, indicate whether most of your short-term credit is extended to prime, near prime, or subprime customers.
The success of our business depends on our underwriting process, page 39

17. Revise this section to discuss whether you have experienced periods in which your delinquencies increased, particularly where any such increases required that you change your underwriting and credit monitoring process. We note your disclosure, as well as press reports, that showed that delinquencies on your loans in the U.S.
       expanded in the 2022 and 2023 periods, before declining in more recent periods.
 December 10, 2024
Page 5
To support our network and operations, we partner with banks in different geographies, page
44

18. Please revise here or where most appropriate to include a description of the general terms for how you compensate your partner banks and a discussion of the magnitude and type of business that is generated from your partner banks. For
       example, and to the extent material, discuss whether compensation is a volume-based percentage, fixed fee or other arrangement. Also address how often your agreements with partner banks are renegotiated (i.e. yearly basis, some other term or ad hoc).
19. We note that you appear to rely on your relationship with WebBank to originate loans in the U.S. and to help address loan documentation and licensing requirements. We also note that U.S. banking regulators have increased their scrutiny over banks providing banking as a service to non-bank customers like Klarna. Revise this section to separately discuss, under an appropriate heading, the risks associated with your
       U.S. expansion and the regulatory oversight impacting you and your U.S. banking partners, from the more general discussion of your reliance on banking partners in other portions of the world. In this regard, we note the statement on page 45 that you
       are    subject to the examination authority of the FDIC under the Bank
Service
       Company Act.
We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, page 69

20. Revise this risk factor to disclose the extent to which your existing debt securities, including any of the medium term notes you have issued, can be subject to bail-in provisions. Revise your disclosure related to any impacted debt securities described in this registration statement to clarify the application of the bail-in provisions to that security.
Some aspects of the technology supporting our network include open source software, page
73

21. We note that certain key components of your technology that support your network are developed using open source software. Clarify whether the components that utilize
       AI are governed by those open source licenses and address any related risks.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 98

22. Please revise to provide additional detail regarding the subsidiaries, currencies, and any other information necessary to fully understand the key factors resulting in any material translation adjustments recognized in other comprehensive income for each year presented.
Merchant-Led Fees, page 103

23. Please further describe your payment flexibility features, such as "snooze," the specific services offered through each feature, and how you generate fees or interest based on those features.
 December 10, 2024
Page 6
24. We note your illustrative presentation of a "pay later" transaction on page 104. In order for investors to understand how you interact with merchants, advertisers, and key payment and other service providers in the life cycle of your most significant credit products, consider providing a graphical presentation of the transaction flow, and the flow of fees and other remittances throughout the process. To the extent there are material differences between the flows for a pay later program, and a Klarna loan originated through Apple Pay, using the Klarna Card through Visa, or for your other key loan types (e.g. pay now), provide illustrative examples.
Gross Merchandise Volume, page 105

25.    We note your disclosure and discussion of gross merchandise volume (
GMV   ).
       Please revise here or where most appropriate to detail GMV by point of purchase (i.e.
       web sales, app sales, or physical terminal) and/or some other relevant characteristic for each period presented to provide an investor with a better understanding of how your customers use your services and the magnitude and trends related to the source of your GMV.
Consumer Service Revenue, page 109

26. We note disclosure on page 104 that revenue from Klarna Plus is presented as consumer service revenue. Please revise this section accordingly and provide quantification or disclosure to allow an investor to understand the types of fees that were the material drivers of consumer service revenue (i.e. Klarna Plus, Reminder
       Fees, Klarna card ownership fees, etc.) for each period presented.
27.    Please revise to clearly describe what a reminder fee is.
Our Ability to Attract Merchants and Enable Merchant Success, page 116

28. We note your presentation of case studies for several of your partner merchants on pages 118 and 119. Revise your discussion supporting each presentation to discuss the extent that the presented results are, in management's view, representative of your typical merchant relationship, or exemplary of what successful integration with
       Klarna can mean for some merchants, or otherwise. Balance the presentation with a discussion of the extent that the financial and performance results presented are not typical of the results enjoyed by your average merchant partner. Merchant vertical mix, page 121

29. We note your disclosure that your merchants' verticals impact your operating results, and different verticals have different purchase frequencies, AOV, and may transact to varying degrees with different Klarna payment methods. Based on the chart provided on page 179, "...and Diversified Across Merchant Segments," it appears your largest merchant segment is apparel and accessories. Please revise your disclosure here to discuss your largest merchant segment and its impact on your operating results, including, for example, purchase frequency, AOV, and Klarna payment methods used for transactions in the segment.
 December 10, 2024
Page 7
Our Ability to Maintain Best In-Class Underwriting Capabilities and Achieve Low Consumer
Credit Losses, page 122

30. We note your disclosure on page 124 that as a result of your initiative to increase your underwriting standards in an effort to improve the overall credit quality of your portfolio, in the fourth quarter of 2023, your credit portfolio comprised of loans extended to a more normalized and sustainable customer base. Please revise your disclosure to clarify what you mean by a more normalized and sustainable customer base.
31. Revise this section to clarify the reasons management determined you needed to change your underwriting and credit granting process in 2023 as your U.S. business matured. In particular, discuss any periods of unexpectedly high delinquencies, the factors that management believes led to those increased delinquencies and the changes to your policy. For instance, did you change the minimum creditworthiness you required to grant loans to borrowers with poor or limited credit history? Did you increase your reporting of late or missed payments to the credit bureaus?
Currency Fluctuations, page 126

32.    Please clarify your statement here and elsewhere that    our
functional currency is the
       U.S. dollar since the subsequent statement appears to contradict this. If true, clarify that the U.S. dollar is your presentation currency. Additionally, please revise to use the term presentation currency, as defined in IAS 21, as opposed to reporting currency throughout your filing or tell us why the term reporting currency is appropriate.
Interest Income, page 129

33. Please revise to provide a breakdown of interest income by each material source for each period presented and discuss any material trends by source. We note disclosure of individual sources of interest income from interest-earning assets on page 147 and other sources on page F-27.
Liquidity and Capital Resources, page 134

34. We note disclosure in your Risk Factors that you utilize forward flow sale agreements and securitization transactions. Please revise to disclose information to allow an investor to understand the structures used to sell loans, the key terms, and the impact on your financial statements. Please quantify amounts as needed. Additionally, please revise to include appropriate accounting policies in your financial statement notes.
Overview, page 146

35. Please revise to disclose the percentage of your transactions as Pay Later, Pay in Full, or Fair Financing for each period presented and discuss any relevant trends.
Deposits, page 151

36. To the extent material, please revise to quantify the amount of brokered deposits held at each period end presented.
37. Please revise to provide a breakdown of deposits by geographic location as of each period end presented.
 December 10, 2024
Page 8

38. Noting your disclosure on page 44 that you outsource parts of your deposit-taking business in various geographies, please revise to provide a breakdown of deposits sourced from Klarna Bank AB and amounts sourced from your bank partners as of each period end presented.
39. Please revise to clearly state whether or not you are able to take U.S. based deposits and whether or not you can pay interest on U.S. based deposits. If not, please provide appropriate information to allow an investor to understand the facts and circumstances related to this restriction, your plan to address this restriction and the impact on your business model and future financial results.
40. Please revise here or where most appropriate to discuss your strategy to attract and maintain deposits and other funding sources.
Our Solutions and Products, page 173

41. We note your disclosure starting on page 173 of the services and products you offer to consumers and merchants. For each solution and product you discuss, disclose if you earn revenue from such solution or product and describe the structure by which you earn revenue (e.g., fees, interest income, etc.). Finally, clarify the extent to which each of the solutions/products represent your total GWP, revenue or other relevant measure.
Klarna Card, page 175

42. Please revise to disclose information about the typical ownership fees for the Klarna card.
U.S. Federal and State Interest Rate Requirements and Lending Laws, page 193

43. We note your disclosure in the prior section that states that management believes that
       Klarna is in compliance with all "material applicable licensing requirements." Please clarify in this section, and in the following section, that you are similarly in compliance with any required registrations or other authorizations in order to operate in the United States and all states where you currently offer lending products, transfer funds, or engage in servicing and collections activities.
Data Privacy and Cybersecurity, page 196

44. We note that you rely on a significant amount of customer data to support both your consumer marketing and AI underwriting. We also note that some of your network relies on open source software. Revise your disclosure to clarify whether Klarna maintains ownership and is able to maintain the digital privacy over customer data, despite your reliance on open source software and shared cloud computing resources.
       Also, please discuss, in an appropriate section, your efforts to maintain the confidentiality of your data and your key AI models.
Executive and Director Remuneration, page 206

45. We note that you did not include compensation disclosure in your initial draft registration. Please include your complete remuneration table in the next submission.
       Refer to Item 4 of Form F-1 and to Item 6(B) of Form 20-F.
 December 10, 2024
Page 9

Consolidated Statements of Profit or Loss for the years ended December 31, 2023 and 2022, page F-5

46. We note your disclosure on pages F-2 and F-10 that you present expenses by functional area and that you present transaction costs separately from functional costs.
       Please tell us how you considered whether IAS 1, or any other guidance, requires you to present cost of sales, or equivalent line-item, and a gross profit line-item on your statement of profit and loss. Also tell us how you considered whether cost of sales is required to include technology costs considering the nature of your business as a technology company as stated on page 8. Please cite any guidance that you considered.
Note 2 Accounting principles, page F-10

47. Please revise to disclose how you classify cash flows (e.g., operating, financing, etc.)
       related to forward flow transactions and your securitization transactions as discussed on pages 38-39.
Securitization, page F-15

48. If material, please revise here or in MD&A to quantify costs and/or cash flows related to your transfer of credit risk and discuss the impact on your financial statements.
49. If material, please tell us in detail and revise to disclose how you account for the contracts to transfer credit risk and tell us why you refer to these transactions as securitizations.
50. Since these transactions appear to be related to the management of credit risk, please tell us why you present the cost of these transactions as funding costs as opposed to consumer credit losses.
xx. Revenue Recognition, page F-19

51. We note your disclosure that you provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions, and that such fee rebates are recorded as a reduction of merchant
       revenue. Please revise to clarify if this reduction represents variable consideration and if so, whether it is typically constrained. Refer to IFRS 15.119(b) for guidance.
       Additionally, to the extent material to your financial trends, please quantify the amount of fee rebates for each period presented in MD&A.
Distribution partner referral arrangements, page F-20

52. Please tell us how you determined it was appropriate to present commissions paid to third party partners to distribute your payment solutions to merchants
as    general and
       administrative expenses    as opposed to    sales and marketing
expenses." Alternatively,
       please revise to present these costs as    sales and marketing expenses.

 December 10, 2024
Page 10
Note 3 Risk management and management of capital, page F-23

53. We note your disclosures regarding regulatory requirements for Klarna Holding AB and Klarna Bank AB. Please tell us how you considered whether to disclose your regulatory capital ratios and other regulatory metrics for each entity. Refer to IFRS 7.
Note 6 Consumer receivables, page F-27

54. Please reconcile for us the differences between consumer credit losses presented on the statement of profit or loss on F-5 and the provision for credit losses presented on the statement of cash flows on page F-9. Include an explanation for these differences and tell us how this information is captured within the reconciliation
of the Group   s
       allowance for credit losses for consumer receivables and settlement and trade receivables on pages F-28 and F-29 and any other relevant disclosure in the financial statement notes. Please revise to clearly address the relationship between amounts presented as consumer credit losses and amounts disclosed in your allowance for credit losses reconciliation including disclosing your accounting policies for recoveries and quantifying the amounts, if material.
55.    Please revise to disclose the information required in IFRS 7.20A for consumer
       receivables derecognized.
56. Please revise to describe the nature of changes in the allowance for credit losses that are captured in the line-item entitled "Impact on ECL from change in credit risk" in the reconciliation on page F-28. To the extent that the nature of items driving the change is different and the impact is material, please revise to have separate line-items with appropriate descriptions.
57. To the extent that there was a material amount of consumer receivables sold/derecognized during a period presented in the reconciliations on page F-28,
       please revise to disaggregate the    Assets derecognized or repaid
line-item so
       investors can understand the proportions of amounts derecognized and amounts repaid.
Exhibits

58. We note your disclosure regarding a new equity incentive plan. Please ensure the equity incentive plan is filed as an exhibit.
 December 10, 2024
Page 11

       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Byron B. Rooney, Esq.